212-344-2828

                          FRANKLIN CONSOLIDATED MINING
                                  COMPANY, INC.

                                    ROOM 500
                                76 BEAVER STREET
                          NEW YORK, NEW YORK 10005-3402

For Immediate Release

     New York, New York; Idaho Springs, Colorado - March 24, 1997 - On January 31, 1997, Franklin Consolidated Mining Co., Inc. (NASDAQ-"FKCM") received approval from the Colorado Division of Minerals and Geology (the "DMG") of its March 6, 1996 amendment application to its M83083 permit, a 112 permit. This amendment brings Franklin in compliance with current environmental and regulatory standards and allows Franklin to meet its current estimated annual production levels.

     The amended permit, among other things, increases the permitted area of the Franlclin Mines to 42.5 acres and allows for the processing of ore from the Mogul Mine on an unlimited basis. The amended permit further contemplates the submission of a final design for tailings disposal facilities, the installation of a Surface Water Control Plan previously approved by the DMG, the completion of certain closure plans for certain of its tailings ponds set forth in reports previously submitted to the DMG and implementation of provisions for tailings paste disposal. Upon completion of paste backfill work, it is anticipated that Franklin will possess substantial tailings disposal capacity consistent with its long term production plans. Moreover, Franklin has completed substantial reclamation work during the application period and plans to make application to the DMG to reduce its current reclamation bond.